Exhibit 99.1

Mobileye Names New Chief Communications Officer

JERUSALEM, May 4, 2016 — (NYSE: MBLY) – Mobileye N.V., the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving technologies (the “Company”), announced today that Daniel Galves has joined the Company as its new Chief Communications Officer and Senior Vice-President. Mr. Galves will lead the Company’s investor relations.

Mr. Galves was most recently lead research analyst for Credit Suisse, covering the U.S. automotive sector since 2014. Prior to that, he spent seven years as a member of Deutsche Bank’s auto research group, following a seven year career within General Motor’s finance department.

“I am delighted to welcome Dan to Mobileye,” said Ziv Aviram, the Company’s Co-founder, President and Chief Executive Officer. “I believe that Dan’s deep auto industry knowledge and experience with the investment community will bring important value to Mobileye and our shareholders.”

About Mobileye N.V.

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:
Dan Galves
CCO / SVP
Dan.Galves@mobileye.com